Exhibit 4.9

Form 51-102F3

Material Change Report

Item 1.	Name & Address of Company

Boyd Group Services Inc.

1745 Ellice Avenue, Unit C1

Winnipeg, Manitoba

R3H 1A6

Item 2.	Date of Material Change

August 20, 2025

Item 3.	News Release

News release was issued on August 20, 2025 via Canada Newswire

Item 4.	Summary of Material Change

Boyd Group Services Inc. announced that it has entered into an underwriting agreement to sell C$275 million principal amount of senior unsecured notes due 2033 pursuant to a private placement offering , at a price of C$1,000 per C$1,000 principal amount of notes, with an interest rate of 5.75% per annum, payable semi-annually in arrears on March 4 and September 4, commencing on March 4, 2026. The notes will be guaranteed by all of the Boyd Group Services Inc’s material subsidiaries.

In addition, Boyd Group Services Inc. announced that it has increased and extended its existing revolving credit facilities to US$575 million for a five-year term, with an accordion feature which can increase the credit facilities to a maximum of US$875 million. The facilities will provide more favorable pricing and mature in August 2030.

Item 5.	Full Description of Material Change

Winnipeg, Manitoba – August 20, 2025 – Boyd Group Services Inc. (TSX: BYD.TO) (“the Boyd Group”, “Boyd” or “the Company”) today announced that it has entered into an underwriting agreement to sell C$275 million principal amount of senior unsecured notes due 2033 of the Company (the “Notes”) pursuant to a private placement offering (the “Offering”), at a price of C$1,000 per C$1,000 principal amount of Notes, with an interest rate of 5.75% per annum, payable semi-annually in arrears on March 4 and September 4, commencing on March 4, 2026. The Notes will be guaranteed by all of the Company’s material subsidiaries.

In addition, the Company today announced that it has increased and extended its existing revolving credit facilities to US$575 million for a five-year term, with an accordion feature which can increase the credit facilities to a maximum of US$875 million (the “Facilities”). The Facilities will provide more favorable pricing and mature in August 2030. The existing US$125 million Term Loan A maturing in

March 2027 remains unchanged.

“The new Notes, along with the amended credit facilities, increase our financial flexibility,” said Jeff Murray, Executive Vice President and Chief Financial Officer of the Boyd Group. “These financing arrangements will enable us to continue executing our latest five-year goal, designed to drive growth and enhance profitability through 2029.”

The Offering is being made through a syndicate of underwriters led by National Bank Financial Markets and TD Securities, as Joint Active Bookrunners, and CIBC Capital Markets, as Joint Passive Bookrunner.

The lending institutions participating in the Facilities include The Toronto-Dominion Bank and National Bank of Canada as co-lead arrangers, Bank of America, The Bank of Nova Scotia, and Canadian Imperial Bank of Commerce.

The Notes will be offered for sale in Canada on a private placement basis and may also be offered to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) in the United States. The securities offered have not been and will not be registered under the U.S. Securities Act, and may not be offered, sold or delivered, directly or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be an offer, solicitation or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The net proceeds of the Offering are intended to be used to repay existing indebtedness.

Subject to customary closing conditions, the Offering is expected to close on or about September 4, 2025.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is being filed on a non-confidential basis.

Item 7.	Omitted Information

No information has been omitted from this report.

Item 8.	Executive Officer Contacts

For further information, please contact: Jeff Murray at (204) 594-1773. Inquiries are also encouraged via e-mail at IR@boydgroup.com or jeff.murray@boydgroup.com.

Item 9.	Date of Report

August 28, 2025